SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        INDEPENDENCE TAX CREDIT PLUS L.P.
_______________________________________________________________________________
                                (Name of Issuer)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
_______________________________________________________________________________
                         (Title of Class of Securities)

                                   453780 10 8
_______________________________________________________________________________
                                 (CUSIP Number)

                                J. Michael Fried
                        Lehigh Tax Credit Partners L.L.C.
                           c/o Related Capital Company
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 421-5333
_______________________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 15, 1997
_______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

CUSIP No. 453780 10 8              SCHEDULE 13D              Page 2 of 10 Pages


1         NAME OF REPORTING PERSON.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

               Lehigh Tax Credit Partners L.L.C.
_______________________________________________________________________________
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*            (a)

                                                                        (b) /X/
_______________________________________________________________________________
3         SEC USE ONLY.

_______________________________________________________________________________
4         SOURCE OF FUNDS.*
               AF; BK
_______________________________________________________________________________
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
-
          TO ITEMS 2(d) or 2(e).                                         /  /

_______________________________________________________________________________
6         CITIZENSHIP OR PLACE OF ORGANIZATION.

               Delaware
_______________________________________________________________________________
                 7    SOLE VOTING POWER.
                      6,879.475 beneficial Assignment Certificates (representing
 NUMBER OF            assignments of limited partnership interests)
  SHARES       _______________________________________________________________
BENEFICIALLY
 OWNED BY
   EACH
 REPORTING
PERSON WITH:   _______________________________________________________________
                 8     SHARED VOTING POWER.
                              0
               ________________________________________________________________
                 9     SOLE DISPOSITIVE POWER.
                       6,879.475 Beneficial Assignment Certificates
                              (representing assignments of limited partnership interests)
               ________________________________________________________________
                10     SHARED DISPOSITIVE POWER.
                              0
_______________________________________________________________________________
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
               6,879.475 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
_______________________________________________________________________________
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES.*                                                       /  /
_______________________________________________________________________________
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
               9.0%
_______________________________________________________________________________
14        TYPE OF REPORTING PERSON*.
               OO
_______________________________________________________________________________


                                *SEE INSTRUCTIONS

CUSIP No. 453780 10 8              SCHEDULE 13D              Page 3 of 10 Pages


1         NAME OF REPORTING PERSON.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

               Lehigh Tax Credit Partners, Inc.
_______________________________________________________________________________
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*            (a)

                                                                        (b) /X/
_______________________________________________________________________________
3         SEC USE ONLY.

_______________________________________________________________________________
4         SOURCE OF FUNDS.*
               AF;BK
_______________________________________________________________________________
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e).                                         /  /

_______________________________________________________________________________
6         CITIZENSHIP OR PLACE OF ORGANIZATION.

               Delaware
_______________________________________________________________________________
                 7    SOLE VOTING POWER.
                      6,879.475 Beneficial Assignment Certificates (representing
 NUMBER OF            assignments of limited partnership interests)
  SHARES       _______________________________________________________________
BENEFICIALLY     8     SHARED VOTING POWWER
 OWNED BY                     0
   EACH        _______________________________________________________________
 REPORTING       9     SOLE DISPOSITIVE POWER.
PERSON WITH:                  6,879.475 Beneficial Assignment Certificates
                              (representing assignments of limited partnership
                              interests)
               ________________________________________________________________
                10     SHARED DISPOSITIVE POWER.
                              0
_______________________________________________________________________________
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
               6,879.475 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
_______________________________________________________________________________
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES.*                                                       /  /
_______________________________________________________________________________
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
               9.0%
_______________________________________________________________________________
14        TYPE OF REPORTING PERSON*.
               CO
_______________________________________________________________________________


                                *SEE INSTRUCTIONS

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

             SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT")

_______________________________________________________________________________
_______________________________________________________________________________


Item 1.   Security and Issuer.

          This statement relates to Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests in Independence Tax Credit Plus L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 625 Madison Avenue, New York, New York 10022.

Item 2.   Identity and Background.

          This Statement is filed jointly by Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company ("Lehigh"), and Lehigh Tax Credit Partners, Inc., a Delaware corporation (the "Managing Member"). Lehigh and the Managing Member are sometimes collectively referred to herein as the "Reporting Persons".

          Lehigh was organized for the purpose of acquiring tax credits, including the BACs pursuant to a tender offer on Schedule 14D-1, commenced on May 30, 1997 (the "Tender Offer"). The address of Lehigh's principal office is c/o Related Capital Company, 625 Madison Avenue, New York, New York 10022. The managing member of Lehigh is the Managing Member, a Delaware corporation, which is ultimately controlled by Messrs. J. Michael Fried, Stuart J. Boesky and Alan
P. Hirmes. The Managing Member is principally engaged in the business of serving as managing member of Lehigh. The address of the Managing Member's principal office is c/o Related Capital Company, 625 Madison Avenue, New York, New York 10022.

          Attached hereto as Appendix A is information concerning the executive officers, directors and control persons of the Managing Member, which information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

          None of the Reporting Persons nor any of the persons or entities referred to in Appendix A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Persons are deemed to beneficially own 6,879.475 BACs. The source of all funds used to acquire beneficial ownership of the BACs is a loan (the "Loan") obtained by Lehigh from one of its members, RCC Credit Facility, L.L.C. ("Credit Facility L.L.C."), on substantially the same economic terms and conditions that such member borrowed or will borrow such funds under an existing credit facility that such member has available to it with BankBoston, National Association (formerly known as The First National Bank of Boston) ("BankBoston") and Fleet National Bank (collectively, the "Lenders"). The existing credit facility replaced the credit facility described in the Tender Offer documents. The current credit agreement is among the Lenders and Credit Facility L.L.C., Related Capital Company ("RCC") and The Related Companies, L.P. The stated interest rate is the "Base Rate" (as publicly announced by BankBoston, from time to time) plus 0.5%, which is presently equal to 9.0% per annum, or, at the election of Credit Facility L.L.C., the "Euro Loan Rate" plus 2.375%. All of the BACs owned by Lehigh and all of Lehigh's membership interests have been or will be pledged to the Lenders to collateralize the Loan. Additionally, RCC has guaranteed all amounts borrowed under such credit facility. Lehigh expects to repay all amounts borrowed from its member by selling additional membership interests to persons or entities that have a need for the tax credits and/or tax losses attributable to the BACs. No plans or arrangements have been made with regard to the payment of periodic interest required by the terms of the Loan. However, it is expected that if interest payments are due and payable, Lehigh may borrow those funds from its affiliate(s). The Managing Member is deemed to beneficially own the BACs beneficially owned by Lehigh. The BACs beneficially owned by the Reporting Persons were acquired as described below.

     Pursuant to the Tender Offer and the depositary's calculation of the number of BACs tendered, Lehigh purchased an aggregate of 6,758.475 BACs on August 15, 1997 for an aggregate purchase price of approximately $4,933,686.75. Lehigh obtained or will obtain all of such funds from the Loan as described above. Prior to commencing the Tender Offer, Lehigh effected three separate transactions and acquired a total of 121 BACs for an aggregate purchase price of approximately $81,615 ($674.50 per BAC).

Item 4.   Purpose of Transaction.

          Each of the Reporting Persons acquired beneficial ownership of the BACs for investment purposes and not with the purpose of changing or influencing control of the Partnership. Each of the Reporting Persons retains the right, however, to change such investment intent, to acquire additional BACs or to sell or otherwise dispose of all or part of the BACs beneficially owned by such Reporting Person in any manner permitted by law.

          Although the foregoing currently reflects the present plans and intentions of the Reporting Persons, the foregoing is subject to change at any time. The Reporting Persons have and will, on an on-going basis, continue to evaluate their investment in the Partnership. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 6,879.475 BACs, which constitutes approximately 9.0% of the BACs outstanding.* The Reporting Persons have sole voting and sole dispositive power of all such BACs beneficially owned.

          (c) Except for the BACs purchased pursuant to the Tender Offer, neither Lehigh, the Managing Member, and to the best of Lehigh's knowledge, the persons listed on Appendix A, nor any affiliate thereof has effected any transaction in the BACs within the past 60 days.

          (d) The Reporting Persons have no knowledge of any persons who have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any BACs beneficially owned by the Reporting Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information set forth in Item 3, Item 4 and Item 5 above is hereby incorporated herein by reference.

          Pursuant to a letter agreement dated May 28, 1997 among the Partnership, Lehigh and Related Independence Associates L.P. ("RIA") (the "Standstill Agreement"), Lehigh agreed that, prior to May 28, 2007 (the "Standstill Expiration Date"), it will not and it will cause certain affiliates not to (i) seek to propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership, (ii) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Act) with respect to any voting securities of the Partnership, except that those affiliates bound by the Standstill Agreement will not be deemed to have violated it and formed a "group" solely by acting in accordance with the Standstill Agreement, (iii) disclose in writing to any third party any intention, plan or arrangement inconsistent with the terms of the Standstill Agreement, or (iv) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the terms of the Standstill Agreement. By the terms of the Standstill Agreement, Lehigh also agreed to vote its BACs in the same manner as a majority of all voting BACs holders; provided, however, Lehigh is entitled to vote its BACs as it determines with regard to any proposal (i) to remove RIA as a general partner of the Partnership or (ii) concerning the reduction of any fees, profits, distributions or allocations for the benefit of RIA or its affiliates. The discussion herein of the Standstill Agreement is subject to and qualified in its entirety by reference to such agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

          In connection with a tender offer commenced on April 10, 1997 by Lehigh and the settlement of matters relating to such tender offer, Lehigh entered into an agreement with Everest Properties, Inc. ("Everest"), dated April 23, 1997 (the "Everest Agreement"). Pursuant to the Everest

------------------

* All calculations of percentages of beneficial ownership in this Schedule 13D are based on there being 76,786 BACs outstanding, as of June 30, 1997, as disclosed in the Partnership's Quarterly Report on Form 10-Q for the period ended June 30, 1997.

     Agreement, Lehigh granted to Everest, among other things, an option to purchase up to 25% of the BACs tendered in the Tender Offer on the same terms and conditions as Lehigh's purchase of BACs (the "Everest Option"). In consideration of the foregoing, Everest agreed, among other things, that neither it nor any of its affiliates will, directly or indirectly: (i) in any manner, including, without limitation, by tender offer (whether or not pursuant to a filing made with the Securities and Exchange Commission (the "Commission")), acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, any securities of the Partnership, except for (a) the BACs it acquires pursuant to the Everest Option and (b) purchases of de minimis amounts of securities in the secondary market at the prevailing secondary market price (it being understood that the purchaser of such de minimis amounts of securities shall be bound by the terms and conditions of the Everest Agreement); (ii) seek or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership; (iii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" or "consents" (as such terms are used in the proxy rules of the Commission) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Partnership; (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Act) with respect to any voting securities of the Partnership; (v) disclose in writing to any third party any intention, plan or arrangement inconsistent with the terms of the Everest Agreement; or (vi) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the terms of the Everest Agreement. The foregoing restrictions shall continue in full force and effect forever, in perpetuity, with respect to the securities of the Partnership unless Lehigh fails to perform its obligations under the Everest Agreement. The discussion herein of the Everest Agreement is subject to and qualified in its entirety by reference to such agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference. On August 19, 1997, in accordance with the terms of the Everest Agreement, Lehigh gave Everest notice of the number of BACs determined by the depositary to be tendered pursuant to the Tender Offer. On August 21, 1997, Everest notified Lehigh in writing that it elected to exercise the Everest Option to purchase 25% of the BACs tendered pursuant to the Tender Offer.

          Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Partnership.

Item 7.   Material to be Filed as Exhibits.

EXHIBIT
  NO.      DESCRIPTION

  1       Standstill Agreement, dated May 28, 1997, among the Partnership,
           Lehigh and RIA.

  2        Letter Agreement, dated April 23, 1997, between Lehigh and Everest.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 25, 1997

                                 LEHIGH TAX CREDIT PARTNERS L.L.C.

                                 By:    Lehigh Tax Credit Partners, Inc.,
                                        its managing member


                                        By: /s/ Alan P. Hirmes
                                            ___________________________________
                                            Name:   Alan P. Hirmes
                                            Title:  Vice President


                                  LEHIGH TAX CREDIT PARTNERS, INC.


                                  By:  /s/ Alan P. Hirmes
                                       ________________________________________
                                       Name:    Alan P. Hirmes
                                       Title:   Vice President

                                   APPENDIX A


          The following sets forth information with respect to the executive officers, directors and control persons of Lehigh Tax Credit Partners, Inc., which is the managing member of Lehigh.

          Messrs. J. Michael Fried, Stuart J. Boesky and Alan P. Hirmes are executive officers, directors and control persons of Lehigh Tax Credit Partners, Inc. The present principal occupation of each of Messrs. Fried, Boesky and Hirmes, each of whom is a citizen of the United States, is to act as an officer of Related Capital Company ("RCC"), a New York general partnership and an affiliate of Lehigh and the Managing Member. RCC has, directly or indirectly, sponsored 22 public and 238 private real estate investment programs that have raised in excess of $2.8 billion from more than 106,000 investors. The business address of each of Messrs. Fried, Boesky and Hirmes is c/o Related Capital Company, 625 Madison Avenue, New York, New York 10022.

                                  Exhibit Index



Exhibit

Ex-99.1 Standstill Agreement, dated May 28, 1997, among the Partnership, Lehigh and RIA.
Ex-99.2    Letter Agreement, dated April 23, 1997, between Lehigh and Everest.




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